U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended June 30, 2003
                                                 -------------



                      FirstEnergy Corp. (File No. 70-09501)
                     ---------------------------------------
                      (Name of Registered Holding Company)

                     76 South Main Street, Akron, Ohio 44308
                     ---------------------------------------
                    (Address of Principal Executive Offices)

                                FirstEnergy Corp.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                  For the quarterly period ended June 30, 2003
                                                 -------------


                                Table of Contents

   Item
    No.                             Title                          Page
   ----           -----------------------------------------        ----
     1           Organization Chart                                 1-4

     2           Issuances and Renewals of Securities and
                 Capital Contributions                                5

     3           Associate Transactions                             6-8

     4           Summary of Aggregate Investment                      9

     5           Other Investments                                   10

     6           Financial Statements and Exhibits:

                     A - Financial Statements                     11-12

                     B - Exhibits                                    13

                     C - Certificate of FirstEnergy Corp.            13

                 Signature                                           14



  Note:      All dollar amounts shown in this Form U-9C-3 are expressed in
  ----       thousands unless otherwise noted.


                                                   ITEM 1 - ORGANIZATION CHART

                                                            Energy (ERC)
                                                            or Gas (GRC)      Date of      State of  Percentage of Voting  Nature of
            Name of Reporting Company                     Related Company  Organization  Organization   Securities Held    Business
--------------------------------------------------------  ---------------  ------------  ------------ -------------------  --------
FirstEnergy Corp. (a)

    FirstEnergy Ventures Corp. (b)
       Bay Shore Power Company (d)                                ERC      01/26/1998       Ohio             100.0           (h)
       Centerior Energy Services, Inc. (d)                        ERC      06/01/1994       Ohio             100.0           (i)
       Eastroc Technologies, LLC (c)                              ERC      04/30/1996       Delaware          50.0 **        (j)
       Engineered Processes, Ltd. (c)                             ERC      12/30/1996       Ohio              50.0 **        (j)
       Warrenton River Terminal, Ltd. (d)                         ERC      09/03/1996       Ohio             100.0           (k)

    FirstEnergy Facilities Services Group, LLC (b)
       Ancoma, Inc. (e)                                           ERC      04/20/1953       New York         100.0           (g)
       Dunbar Mechanical, Inc. (e)                                ERC      07/16/1956       Ohio             100.0           (g)
       Edwards Electrical & Mechanical, Inc. (e)                  ERC      02/28/1968       Indiana          100.0           (g)
       Elliot-Lewis Corporation (e)                               ERC      04/01/1948       Pennsylvania     100.0           (g)
        A.A. Duckett, Inc. ERC 03/01/1973 Delaware 100.0 (g)
        Sautter Crane Rental, Inc.                                ERC      12/10/1991       Pennsylvania     100.0           (l)
        E-L Enterprises, Inc.
          Modern Air Conditioning, Inc.                           ERC      04/27/1965       Florida          100.0           (g)
            Airdex Air Conditioning Corporation                   ERC      01/18/1995       Florida          100.0           (g)
          R.L. Anderson, Inc.                                     ERC      08/28/1961       Florida          100.0           (g)
       L.H. Cranston and Sons, Inc. (e)                           ERC      01/02/1951       Maryland         100.0           (g)
       Roth Bros., Inc. (e)                                       ERC      09/06/1947       Ohio             100.0           (g)
       The Hattenbach Company (e)                                 ERC      03/21/1969       Ohio             100.0           (m)
       R.P.C. Mechanical, Inc. (e)                                ERC      04/21/1959       Ohio             100.0           (g)
       Spectrum Controls Systems, Inc. (e)                        ERC      04/18/1988       Ohio             100.0           (g)

    FirstEnergy Solutions Corp. (b)                               ERC      08/08/1997       Ohio             100.0           (n)
       FirstEnergy Engineering, Inc. (f)                          ERC      08/09/1996       Ohio             100.0           (v)

    GPU Diversified Holdings, LLC (b)                             ERC      08/03/2000       Delaware         100.0           (t)
       GPU Solar, Inc.                                            ERC      11/07/1997       New Jersey        50.0 **        (u)
       GPU Distributed Power, Inc. *                              ERC      02/29/2000       Delaware         100.0

*  Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

                                                                1


                                             ITEM 1 - ORGANIZATION CHART (Continued)
                                                            Energy (ERC)
                                                            or Gas (GRC)      Date of      State of  Percentage of Voting  Nature of
            Name of Reporting Company                     Related Company  Organization  Organization   Securities Held    Business
--------------------------------------------------------  ---------------  ------------  ------------ -------------------  --------

FirstEnergy Corp. (a) (Continued)

    The Alliance Participants Administrative and
       Startup Activities Company, LLC (c)                     ERC         12/22/2000       Delaware         10.0% **        (o)

    PowerSpan Corp. (c)                                        ERC         05/01/1997       Delaware         18.63 **        (p)

    Kinetic Ventures I, LLC (c)                                ERC         04/15/1997       Delaware         11.11 **        (q)

    Kinetic Ventures II, LLC (c)                               ERC         12/07/1999       Delaware         14.28 **        (q)

    Nth Power Technologies II, LLC (c)                         ERC                                             8.2 **        (r)

    Active Power, Inc. (c)                                     ERC                                           0.006 **        (s)

    Utility.com, Inc. (c) *                                    ERC                                             5.0 **        (n)

    Automated Power Exchange, Inc. (c)                         ERC                                            1.16 **        (n)


*   Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.


                                                                2

(a) FirstEnergy Corp., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.

(b)  These companies are direct wholly owned subsidiaries of FirstEnergy Corp.

(c) FirstEnergy Corp. owns an interest directly or indirectly in these energy-related companies or venture capital funds set below its name.

(d) These companies are direct wholly owned subsidiaries of FirstEnergy Ventures Corp.

(e) These companies are direct wholly owned subsidiaries of FirstEnergy Facilities Services Group, LLC.

(f)  This company is direct  wholly owned  subsidiary of  FirstEnergy  Solutions
     Corp.

(g)  This  subsidiary   provides  HVAC  equipment   installation  and  services,
     facilities management, and energy management.

(h) This subsidiary owns and operates a petroleum coke disposal facility that will supply steam for the Bay Shore Power Plant and to BP Amoco Corporation.

(i) This subsidiary provides various consulting services related to energy management and procurement.

(j) This subsidiary holds the patent on plaster, which is manufactured using the by-Products of coal-fired generation facilities.

(k) This subsidiary owns facilities for the transloading of bulk materials (primarily coal) on the Ohio River. The coal is in part used by the FirstEnergy Operating Companies at various generation facilities.

(l)  This subsidiary provides crane rental services.

(m) This subsidiary provides refrigeration sales and services to commercial entities.

(n)  This   subsidiary   engages  in  the  brokering  and  marketing  of  energy
     commodities.

(o) This entity was created to manage the financial and other affairs of the ten members of the Alliance Regional Transmission Organization.

(p) This company was formed to utilized advanced technology to reduce emissions of NOx, SO2 and particulate matter from utility generation facilities.

(q) This venture capital fund is focus on early stage companies involved in energy-related fields and technology.

(r) This venture capital fund is focus on emerging technologies in the global energy industry.

(s) This company is a developer of flywheel energy storage system for use in uninterruptible power supply and other power quality applications.

(t) This energy-related company holds securities directly in the energy-related company set below its name.

(u) This subsidiary is involved in the development and commercialization of photovoltaics.

(v)  This subsidiary provides engineering services.

            Narrative Description of Activities for Reporting Period


          GPU Advanced Resources, Inc. was dissolved on March 26, 2003.



                      ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                 Type of      Principal                              Company to     Collateral    Consideration
                                 Security     Amount of     Issue or    Cost of     whom Security   Given with       Received
Company Issuing Security         Issued       Security      Renewal     Capital      was Issued      Security    for Each Security
------------------------         --------     ---------     --------    -------     -------------   ----------   -----------------
         None.



                              Company Contributing             Company Receiving           Amount of Capital
                                     Capital                         Capital                  Contribution
                              --------------------             -----------------           -----------------

                              FirstEnergy Facilities          Dunbar Mechanical, Inc.           $1,000
                                 Services Group, LLC



Note:     The information provided in Item 2 presents the activities of the reporting period only.
----

                                                                5

                                                 ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

                                                                                                                          Total
                                                                                                                          Amount
Reporting Company Rendering Services       Associate CompanyReceiving Services         Types of Services Rendered         Billed
------------------------------------       -----------------------------------         --------------------------         ------

Warrenton River Terminal, Ltd.             FirstEnergy Generation Corp.                Loading, unloading and storage
                                                                                       of coal and petcoke

Centerior Energy Services, Inc.            FirstEnergy Solutions Corp.                 Energy consulting services

Bay Shore Power Company                    FirstEnergy Generation Corp.                Sale of steam

Dunbar Mechanical, Inc.                    FirstEnergy Generation Corp.                HVAC equipment installation

Dunbar Mechanical, Inc.                    The Toledo Edison Company                   HVAC services

Dunbar Mechanical, Inc.                    FirstEnergy Nuclear Operating Company       HVAC services

Roth Bros., Inc.                           Ohio Edison Company                         HVAC services

Roth Bros., Inc.                           FirstEnergy Nuclear Operating Company       HVAC services

Roth Bros., Inc.                           The Cleveland Electric Illuminating Co.     HVAC services

Roth Bros., Inc.                           FirstEnergy Generation Corp.                HVAC services

                                                                6



                                    ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (Continued)


                                                                                                                       Total
                                                                                                                       Amount
Reporting Company Rendering Services       Associate CompanyReceiving Services      Types of Services Rendered         Billed
------------------------------------       -----------------------------------      --------------------------         ------


FirstEnergy Solutions Corp.                Ohio Edison Company                       Natural gas combustion
                                                                                     turbine operation

FirstEnergy Solutions Corp.                The Toledo Edison Company                 Natural gas combustion
                                                                                     turbine operation

Elliot-Lewis Corporation                   Metropolitan Edison Company               HVAC services

Sautter Crane Rental, Inc.                 Jersey Central Power & Light Company      Crane rental

Sautter Crane Rental, Inc.                 Metropolitan Edison Company               Crane rental



Note:   The information provided in Item 3 presents the activities of the ---- reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

                                                                7




                                    ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


                                                                                                                          Total
                                                                                                                          Amount
Reporting Company Rendering Services       Associate CompanyReceiving Services         Types of Services Rendered         Billed
------------------------------------       -----------------------------------         --------------------------         ------


FirstEnergy Service Company                GPU Diversified Holdings LLC                 Legal and certain general
                                                                                        and administrative services

FirstEnergy Service Company                Warrenton River Terminal, Ltd.               General and administrative
                                                                                        services

FirstEnergy Generation Corp.               Bay Shore Power Company                      Consumption and/or sale of
                                                                                        emission allowances

FirstEnergy Generation Corp.               Bay Shore Power Company                      Sale of fuel oil

FirstEnergy Generation Corp.               Bay Shore Power Company                      Plant operation & maintenance
                                                                                        services

FirstEnergy Service Company                FirstEnergy Solutions Corp.                  General and administrative
                                                                                        services



Note:   The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the
----    caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.


                                        8



                                            ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

   Total average consolidated capitalization as of  June 30, 2003*                      $21,817,191                       Line 1
       Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                 3,272,579                       Line 2
       Greater of $50 million or line 2
                                                                                                        $3,272,579        Line 3

       Total current aggregate investment:
       (categorized by major line of energy-related business)
           Development and commercialization of photovoltaics (Category II)                   1,560
           Energy services and retail energy sales (Category V)                                   -
           Production, conversion, sale and distribution of thermal energy
             products (Category VI)                                                          29,063
           Sale of technical, operational, management, and other services
             related to HVAC, refrigeration systems (Category VII)                            4,295
           Fuel transportation, handling and storage facilities (Category IX)                    50
                                                                                         ----------

                Total current aggregate investment                                                          34,968        Line 4
                                                                                                         ---------
       Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
            system (line 3 less line 4)                                                                 $3,237,611        Line 5
                                                                                                         =========


Note:   The caption "Total average  consolidated  capitalization"  includes total common  equity,  preferred  equity  (including
----    amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

        The caption  "Total  current  aggregate  investment"  includes  all  amounts  invested  or  committed  to be invested in energy-related  companies on or after the date of effectiveness of Rule 58 (March 24, 1997), or after  FirstEnergy Corp.
        registered as a holding company (November 7, 2001) for which there is recourse,  directly or indirectly,  to FirstEnergy
        Corp. or any subsidiary company thereof. The amounts do not include purchase accounting adjustments.

  *     Total  capitalization  amounts for June 2002,  September 2002, December 2002 and March 2003 have been revised to reflect restatements in FirstEnergy's Amendment No. 2 of 2002 Form 10-K/A and Amendment No. 1 of March 2003 Form 10-Q.


                                                                9


                                                                       ITEM 5 - OTHER INVESTMENTS

                                           Aggregate Investment as of   Change in Investments
Major Line of Energy-Related Business            March 31, 2003         During Reporting Period   Reason for Change in Investments
-------------------------------------      --------------------------   -----------------------   --------------------------------

Energy management services (Category I)          $ 1,766 (1)                       -              No change.

Development and commercialization of              29,480 (2)                       -              No change.
electrotechnologies (Category II)

Energy services and retail energy sales           44,058 (3)                   $(25,900)          GPU Advanced Resources, Inc. was
(Category V)                                                                                      dissolved on March 26, 2003

Production, conversion, sale and                  70,913 (4)                       -              No change.
distribution of thermal energy
products (Category VI)

Sale of technical, operational, management,      197,279 (5)                   $ 1,000            In the first quarter of 2003,
and other services related to HVAC,                                                               FirstEnergy Facilities Services
refrigeration systems (Category VII)                                                              Group, LLC  made $1,000 thousand
                                                                                                  capital contribution to Dunbar
                                                                                                  Mechanical, Inc.

Fuel transportation, handling and storage          4,959 (6)                       -              No change.
facilities (Category IX)

Development and commercialization of                  46 (7)                       -              No change.
technologies that utilize coal waste
by-products (Category X)


(1)     Includes  $1,766 that was invested in  energy-related  companies,  prior to  FirstEnergy  Corp.  registered as a holding company (November 7, 2001).
(2)     Includes  $27,920 that was invested in  energy-related  companies,  prior to FirstEnergy  Corp.  registered as a holding company (November 7, 2001).
(3)     Includes  $18,158 that was invested in  energy-related  companies,  prior to FirstEnergy  Corp.  registered as a holding company (November 7, 2001).
(4)     Includes  $41,850 that was invested in  energy-related  companies,  prior to FirstEnergy  Corp.  registered as a holding company (November 7, 2001).
(5)     Includes $193,984 that was invested in  energy-related  companies,  prior to FirstEnergy  Corp.  registered as a holding company (November 7, 2001).
(6)     Includes  $4,909 that was invested in  energy-related  companies,  prior to  FirstEnergy  Corp.  registered as a holding company (November 7, 2001).
(7)     Includes $46 that was invested in energy-related  companies,  prior to FirstEnergy Corp. registered as a holding company
        (November 7, 2001).

                                                               10

                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.      Financial Statements
        --------------------

        A-1 Financial statements of FirstEnergy Solutions Corp. for the quarter ended June 30, 2003.

        A-2 Financial statements of GPU Diversified Holdings LLC for the quarter ended June 30, 2003.

        A-3     Financial  statements of Bay Shore Power Company for the quarter
                ended  June  30,   2003.   -  filed   pursuant  to  request  for
                confidential treatment.

        A-4 Financial statements of Centerior Energy Services, Inc for the quarter ended June 30, 2003. - filed pursuant to request for confidential treatment.

        A-5 Financial statements of Warrenton River Terminal, Ltd. for the quarter ended June 30, 2003. - filed pursuant to request for confidential treatment.

        A-6     Financial  statements of Ancoma, Inc. for the quarter ended June
                30,  2003.  -  filed   pursuant  to  request  for   confidential
                treatment.

        A-7     Financial statements of Dunbar Mechanical,  Inc. for the quarter
                ended  June  30,   2003.   -  filed   pursuant  to  request  for
                confidential treatment.

        A-8 Financial statements of Edwards Electrical & Mechanical, Inc. for the quarter ended June 30, 2003. - filed pursuant to request for confidential treatment.

        A-9     Financial statements of Elliot-Lewis Corporation for the quarter
                ended  June  30,   2003.   -  filed   pursuant  to  request  for
                confidential treatment.

        A-10 Financial statements of L.H. Cranston and Sons, Inc. for the quarter ended June 30, 2003. - filed pursuant to request for confidential treatment.

        A-11 Financial statements of Roth Bros., Inc. for the quarter ended June 30, 2003. - filed pursuant to request for confidential treatment.

        A-12    Financial  statements of The Hattenbach  Company for the quarter
                ended  June  30,   2003.   -  filed   pursuant  to  request  for
                confidential treatment.

        A-13    Financial statements of R.P.C. Mechanical,  Inc. for the quarter
                ended  June  30,   2003.   -  filed   pursuant  to  request  for
                confidential treatment.

        -------------------------------

        A-14 Financial statements of Spectrum Controls Systems, Inc. for the quarter ended June 30, 2003. - filed pursuant to request for confidential treatment.


        A-15 Financial statements of GPU Solar, Inc. for the quarter ended June 30, 2003. - filed pursuant to request for confidential treatment.

B.      Exhibits
        --------

        Contracts Required by Item 3
        ----------------------------

        B-1 Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

        B-2 Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.'s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

        B-3 Contract between FirstEnergy Service Company (as successor-by-merger to GPU Service, Inc.) and GPU Diversified Holdings LLC to provide legal and certain general and administrative services. - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 2001.

Note: Services rendered by Dunbar Mechanical, Inc. and Roth Bros., Inc. to their associate companies are provided pursuant to purchase order contracts.


C.      Certificate of FirstEnergy Corp.
        --------------------------------

                                    SIGNATURE


        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                                      FIRSTENERGY CORP.



August 29, 2003
                                        By:        /s/ Harvey L. Wagner
                                           ------------------------------------
                                                       Harvey L. Wagner
                                                 Vice President, Controller
                                                and Chief Accounting Officer
                                                (Principal Accounting Officer)